Exhibit 10.24

Narrative Summary of Mateial Terms of Aircraft Purchase Effective June 1, 2011

Description of Material Terms of Aircraft Purchase

On June 1, 2011, pursuant to terms previously approved by the Board of Directors of CBL & Associates Properties, Inc. (the "Company") on May 2, 2011 (including approval by unanimous vote of the Company's independent, non-employee directors), CBL & Associates Management, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the "Management Company") acquired beneficial ownership of a 2001 Cessna Citation Excel jet aircraft from 100 SC Partners Limited Partnership, an entity controlled by Charles B. Lebovitz, Chairman of the Board of the Company. In order to streamline compliance with certain FAA regulatory filing requirements, the transaction was structured as an acquisition by the Management Company of 100% of the beneficial interests of a trust of which 560, Inc., a Tennessee corporation wholly owned by Charles B. Lebovitz, serves as trustee, which resulted in the Management Company acquiring 100% of the beneficial ownership as well as all operational control, possession, command and control with respect to the aircraft.

Under the terms of the transaction, which were based on the current fair market value of the aircraft as established by an independent appraisal, the Management Company paid cash consideration of approximately $2.7 million for the aircraft. The Management Company also will be responsible for overhauling the aircraft's engines at a cost of approximately $1.3 million.